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Exhibit (a)(14)

Dollar Thrifty Automotive Group, Inc.
5330 E. 31st Street
Tulsa, Oklahoma 74135

September 10, 2012

Dear Stockholder:

On behalf of Dollar Thrifty's board of directors, I am pleased to inform you that on August 26, 2012, Dollar Thrifty Automotive Group, Inc. ("Dollar Thrifty"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), with Hertz Global Holdings, Inc., a Delaware corporation ("Hertz"), and HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz ("Purchaser"), which provides for the acquisition of Dollar Thrifty by Hertz.

Under the terms of the Merger Agreement, Purchaser today is commencing a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Dollar Thrifty, at a purchase price of $87.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"). The Offer will expire at 12:00 Midnight, New York City time, on Friday, October 5, 2012, unless the Offer is extended.

After successful completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Dollar Thrifty, and Dollar Thrifty will be the surviving corporation and an indirect, wholly owned subsidiary of Hertz (the "Merger"). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Dollar Thrifty, Hertz or Purchaser or any of their respective subsidiaries or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price.

In evaluating the Offer and the Merger, the board of directors of Dollar Thrifty consulted with Dollar Thrifty's senior management and outside legal and financial advisors. After careful deliberations and consideration of a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, Dollar Thrifty's board of directors unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are advisable and in the best interests of Dollar Thrifty and Dollar Thrifty's stockholders and (ii) approved the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement in accordance with Delaware law. Accordingly, and for the reasons described in more detail in Dollar Thrifty's solicitation/recommendation statement, the board of directors of Dollar Thrifty unanimously recommends that the stockholders of Dollar Thrifty accept the Offer and tender their Shares to Purchaser in the Offer.

Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related tender offer materials, including a letter of transmittal for use in tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully before tendering your Shares.

Sincerely,

Scott L. Thompson
Chairman of the Board

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  Exhibit (a)(14)